UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. ____)

	Under the Securities Exchange Act of 1934


Acacia Research Corporation
	(Name of Issuer)

Acacia Research - CombiMatrix stock, par value $0.001 per share
	(Title of Class of Securities)

003881 20 8
	(CUSIP Number)


September 17, 2003
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x]  Rule 13d-1(b) For IA and Manager
    [ ]  Rule 13d-1(c) For Fund
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 003881 20 8	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person	Seraphim Capital Partners LLC
	IRS Identification No. of Above Person	52-2368262

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				1,305,702

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,305,702

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,305,702

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.0%

12	Type of Reporting Person*

	PN


CUSIP No. 003881 20 8	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person		Johnny Yoo
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				1,305,702

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,305,702

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,305,702

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.0%

12	Type of Reporting Person*

	IN



CUSIP No. 003881 20 8	SCHEDULE 13G	Page 4 of 7


Item 1(a).	Name of Issuer.

	Acacia Research Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	500 Newport Center Drive, Newport Beach, CA  92660

Item 2(a).	Names of Persons Filing.

	Johnny Yoo and Seraphim Capital Partners LLC

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Johnny Yoo and Seraphim Capital
Partners LLC is 234 E. Colorado Blvd., Suite M120, Pasadena, CA
91101.

Item 2(c).	Citizenship.

	Johnny Yoo is a United States citizen.  Seraphim Capital
Partners LLC is a California corporation.

Item 2(d).	Title of Class of Securities.

	Acacia Research - CombiMatrix stock, par value $0.001 per share

Item 2(e).	CUSIP Number.

	003881 20 8

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 003881 20 8	SCHEDULE 13G	Page 5 of 7


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E) (with respect to Seraphim Capital Partners LLC only).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (with respect to Johnny
Yoo only).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No. 003881 20 8	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Seraphim Capital Partners LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page three (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including Seraphim Pacific Rim Fund, LP. Each person for whom Seraphim Capital Partners LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements. Johnny Yoo is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page two (3) of this Schedule 13G pursuant to his position in Seraphim Capital Partners LLC and ownership in his own account.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

 (a) By signing below, Seraphim Capital Partners LLC certifies that, to the best of its knowledge and belief, the securities referred to above on page three (3) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) By signing below, Johnny Yoo certifies that, to the best of his respective knowledge and believe, the securities referred to above on page two (2) of this Schedule 13G were not acquired
CUSIP No.	SCHEDULE 13G	Page 7 of 7


and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:

	Johnny Yoo



	/s/ Johnny Yoo
	________________________
	By:  Johnny Yoo


DATED:

	SERAPHIM CAPITAL PARTNERS LLC



	/s/ Johnny Yoo
	________________________
	By:  Johnny Yoo
	its: Managing Member